UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

PAMPA ENERGIA S.A. announces Agreement Relating to the Debt Restructuring of Compañía de Inversiones en Energía S.A. and the partial cancellation of the indebtedness incurred at the time of the acquisition of such assets.

City of Buenos Aires, July 13, 2012. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that Compañía de Inversiones en Energía S.A. (“CIESA”), Pampa Energía S.A., Pampa Inversiones S.A., EPCA S.A. Inversiones Argentina I LLC (collectively referred to as “PAMPA”), Petrobras Hispano Argentina S.A. and Petrobras Argentina S.A. (collectively referred to as “PESA”) have reached an agreement by means of which they have withdrawn all of the respective claims between PESA and AEI (and PAMPA as assginee of a portion of such claims) in connection with the litigation  entitled“Compañía de Inversiones de Energía S.A. v. AEI f/k/a Ashmore Energy International f/k/a Prisma Energy International Inc., AEI v. Compañía de Inversiones de Energía S.A., Petrobras Hispano Argentina S.A., Petrobras Energía S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” in the Courts of the State of New York, including the respective claims of damages and losses that had been filed in the year 2009 (the “Settlement Agreement”).

Within the context of such Settlement Agreement and as a material condition thereto, the abovementioned parties cancelled in its entirety CIESA´s unpaid debt due since 2002 (the “CIESA Due Debt”). As consideration for such cancellation, PAMPA received from CIESA (i) the ownership over 34,133,200 ordinary Class B shares issued by Transportadora Gas del Sur S.A. (“TGS”) representing 4.3% of the share capital and votes of TGS, (ii) a payment of US$ 86,997,232 and (iii) was appointed as beneficiary and custodian (fideicomisario)  under the Trust Agreement dated August 29, 2005, and under which The Royal Bank of Scotland, Sucursal Argentina, acts as trustee, and holds the fiduciary property over 40% of the shares of CIESA (the “Shares in Trust”) and, as a consequence thereto, once the pending governmental approval is obtained, the Shares in Trust will be transferred to PAMPA in accordance with the terms of the Restructuring Agreement, as amended (the “Restructuring Agreement”), previously executed by CIESA and its financial creditors.

Simultaneously, PAMPA had to cancel, with the previously mentioned funds, US$ 70 million of the US$ 90 million loan granted by Citibank N.A. and Standard Bank to finance the acquisition of the abovementioned assets.

For further information, please contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: +54 (11) 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 18, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.